Mail Stop 4561

                                                           August 30, 2017


Eleftherios Papageorgiou
Chief Executive Officer
Entranet, Inc.
110 East Broward Blvd, Suite 1700
Fort Lauderdale, FL 33301

       Re:    Entranet, Inc.
              Amendment No. 3 to Registration Statement on Form S-1 Filed July 20, 2017
              File No. 333-215446

Dear Mr. Papageorgiou:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 24, 2017 letter.

Prospectus Summary

The Offering, page 8

1. Your revised disclosure here appears to indicate that you will be issuing new shares in connection with this offering, as opposed to registering the resale of already issued and outstanding shares. In this regard, you disclose that you will have 27,875,000 shares of common stock outstanding before the offering and 29,271,427 shares of common stock outstanding after the offering. Please revise to correct this apparent discrepancy or advise. Additionally, on page 6 and elsewhere, you disclose that you currently have
       29,353,472 shares of common stock outstanding (as opposed to 29,271,427 shares).
       Please ensure that disclosure concerning your number of shares outstanding is consistent throughout your prospectus.
 Eleftherios Papageorgiou
Entranet, Inc.
August 30, 2017
Page 2

Exhibits

Exhibit 5.1, page 78

2. We note that you have amended the registration statement so that it now covers the resale of up to 1,471,472 shares of your common stock. As a result, please include a revised legality opinion that speaks to this increased number of shares.

Signatures, page 80

3. We note that you have four directors. Form S-1 requires the signatures of at least a majority of your board of directors. Please revise to provide these signatures. See
       Instruction 1 to Signatures of Form S-1.

       Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3574 or Mitchell Austin,
Attorney-Advisor, at (202) 551-3457 with any questions. If you require further assistance, you may contact me at (202) 551-3453.

                                                           Sincerely,

                                                           /s/ Jan Woo

                                                           Jan Woo
                                                           Legal Branch Chief
                                                           Office of
Information Technologies
                                                           and Services

cc:    William Eilers, Esq.
       Eilers Law Group, P.A.